SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CNS, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

126136 10 0

(CUSIP Number)

December 31, 2005

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 126136 10 0	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Daniel E. Cohen
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER

SHARES		344,725

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER

REPORTING PERSON		344,725

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,725

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.4%

12	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: CNS, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 7615 Smetana Lane, Eden Prairie, Minnesota 55344

Item 2.

(a)	Name of Person Filing: Daniel E. Cohen

(b)	Address of Principal Business Office or, if none, Residence: 7615 Smetana Lane, Eden Prairie, Minnesota 55344

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common stock, $.01 par value

(e)	CUSIP Number: 126136 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7).

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership:

(a) Amount beneficially owned: As of December 31, 2005, Mr. Cohen holds 294,725 shares of the Issuer’s common stock and options exercisable within 60 days of December 31, 2005 to purchase an additional 50,000 shares. Mr. Cohen’s spouse is also the beneficial owner of 327,332 shares of the Issuer’s common stock as of December 31, 2005. Mr. Cohen disclaims beneficial ownership of the Issuer’s common stock held by his spouse.

(b) Percent of Class: 2.4% based on 14,164,998 shares of the Issuer’s common stock outstanding as of January 30, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 based upon Mr. Cohen’s beneficial ownership of 294,725 shares of common stock and options to purchase an additional 50,000 shares as described above. If including the 327,332 shares beneficially owned by Mr. Cohen’s spouse as to which Mr. Cohen disclaims beneficial ownership, Mr. Cohen would beneficially own 672,057 shares of the Issuer’s common stock or 4.7% of such class based upon the 14,164,998 shares of the Issuer’s common stock outstanding as of January 30, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.

(c) The Reporting Person has the power to vote or dispose of the shares as follows:

(i)	Sole power to vote or direct the vote: 344,725 (includes options exercisable within 60 days of December 31, 2005 to purchase 50,000 shares).

(ii)	Shared power to vote or direct the vote: 327,332*

(iii)	Sole power to dispose or direct the disposition: 344,725 (includes options exercisable within 60 days of December 31, 2005 to purchase 50,000 shares)

(iv)	Shared power to dispose or direct the disposition: 327,332*

*Owned by Mr. Cohen’s spouse and as to which Mr. Cohen disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 6, 2006	/s/ Daniel E. Cohen
Daniel E. Cohen